Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

August 13, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Change in Senior Managerial Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform that Mr. Deepak Sapra, has resigned from the position of CEO, API and Services and Senior Management Personnel of the Company. He will cease to be in employment and as part of the Senior Management Personnel of the Company, effective from the close of business hours on November 12, 2026. The resignation letter as received from Mr. Deepak Sapra is annexed herewith.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026

Sl. No.	Particulars	Details
1	Reason for change viz. ~~appointment, re-appointment,~~ resignation, ~~removal, death or otherwise;~~	Mr. Deepak Sapra has resigned from the position of CEO, API and Services and Senior Management Personnel of the Company to pursue opportunities outside the Company.
2	Date of ~~appointment/re-appointment/~~cessation ~~(as applicable) & term of appointment/re-appointment~~	November 12, 2026
3	Brief profile (in case of appointment)	Not applicable
4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Dr. Reddy's Laboratories Ltd. 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India.
CIN :L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : + 91 40 4900 2999
Email : mail@drreddys.com www.drreddys.com

13-Auqust-2026

To

Mr. Erez Israeli,

Dr. Reddy's Laboratories limited,

Road No. 3, Banjara Hills,

Hyderabad - 500034

Sub: Resignation from Dr. Reddy's

Dear Erez,

I am writing to formally resign from my position as CEO (API and Services) and as a Key Senior Management Personnel at Dr. Reddy's Laboratories in order to pursue opportunities outside the organization. This resignation is made today, the 13th of August, 2026 and I will be with the organization till the 12th of November, 2026.

I will continue to support the organization during this period and ensure a smooth transition and handover of my responsibilities.

I am very thankful to the organization for the learning, guidance and support extended to me over the 23 + years that I have spent here from 2003. This enabled me to contribute across various roles, responsibilities and geographies across the organization.

I wish Dr. Reddy's the very best for the future

Thank you and with best regards,

Deepak Sapra

CEO (API and Services),

Dr. Reddy’s Laboratories,

Hyderabad – 500034

India